UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011

Or

[ ]	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________________ to ____________________

Commission file number 001-33810

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMERICAN PUBLIC UNIVERSITY SYSTEM
RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

American Public Education, Inc.
111 West Congress Street
Charles Town, West Virginia 25414

AMERICAN PUBLIC EDUCATION, INC.
AMERICAN PUBLIC UNIVERSITY SYSTEM
RETIREMENT PLAN
CHARLES TOWN, WEST VIRGINIA

FINANCIAL STATEMENTS
December 31, 2011 and 2010

CONTENTS

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available For Benefits	2
Statement of Changes In Net Assets Available For Benefits	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule of Assets (Held at End of Year)	11

Signatures

Exhibits

Exhibit 23.1 – Consent of McGladrey LLP, Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Trustees, Plan Administrator, and Participants
American Public University System Retirement Plan
Charles Town, West Virginia

We have audited the accompanying statements of net assets available for benefits of American Public University System Retirement Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of American Public University System Retirement Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at year-end) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey LLP
Baltimore, Maryland
June 28, 2012

American Public University System Retirement Plan

Statements Of Net Assets Available For Benefits
December 31, 2011 And 2010

	2011	2010
Assets
Investments at fair value	$22,504,169	$17,090,225

Receivables:
Employer contributions	40,796	48,077
	40,796	48,077
Total assets	22,544,965	17,138,302

Liabilities	-	-
Net assets available for benefits	$22,544,965	$17,138,302

See Notes To Financial Statements.

American Public University System Retirement Plan

Statement Of Changes In Net Assets Available For Benefits
Year Ended December 31, 2011

Additions to net assets attributed to:
Contributions:
Employee	$4,280,769
Employer	1,985,643
Rollovers	506,701
Total contributions	6,773,113

Total additions	6,773,113

Deductions from net assets attributed to:
Investment loss (income):
Net depreciation in fair value of investments	1,038,640
Interest and dividends	(593,216)
Net investment loss	445,424

Benefits paid to participants	917,048
Administrative expenses	3,978
Total deductions	1,366,450

Net increase	5,406,663

Net assets available for benefits:
Beginning	17,138,302
Ending	$22,544,965

See Notes To Financial Statements.

American Public University System Retirement Plan
Notes to Financial Statements

Note 1.                 Plan Description and Summary of Significant Accounting Policies

The following description of the American Public University System Retirement Plan (the Plan) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General:

The Plan, a 401(k) profit sharing plan sponsored by American Public University System, Inc. (the Company), a subsidiary of American Public Education, Inc. (APEI) covers all eligible employees under the Plan’s provisions.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility:

All employees of the Company are eligible for participation in the Plan except for employees covered by a collective bargaining agreement and non-resident aliens who do not receive income from the employer which constitutes United States income and residents of Puerto Rico.

Contributions:

Each year, participants may contribute a specified amount or percentage of compensation, up to 60% of their gross annual earnings not to exceed ERISA and Internal Revenue Service (IRS) limits. Participants who have attained the age of 50 before the end of the plan year are eligible to make catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified plans (rollovers).Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers various mutual funds and APEI common stock as investment options for participants. The Company makes a safe harbor non-elective contribution of 100% of the first 3% of the participant’s eligible compensation deferred into the Plan and 50% of the next 2% of the participant’s eligible compensation deferred into the Plan.  Additional amounts may be contributed at the discretion of the Company.  Contributions are subject to certain limitations.

Participant accounts:

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contribution and (b) Plan earnings/losses and charged with administrative expenses, if applicable.  Allocations are based on participant’s earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting:

Participants are immediately vested in their voluntary contributions, the safe harbor non-elective contributions and any non-elective Company contribution to the Plan, plus actual earnings thereon.

Payment of benefits:

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a ten-year period.  For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. If a participant’s account balance is less than $1,000 upon termination of service, the Plan Administrator will direct the trustee to make a lump-sum distribution.  In addition, participants may make withdrawals from their account upon attainment of age 59 1/2. Participants may also make withdrawals from their vested balance for reasons of financial hardship under specific guidelines set forth in the Plan.

Hardship withdrawals:

Hardship withdrawals shall be allowed in accordance with the Plan provisions, subject to a $500 minimum.

American Public University System Retirement Plan
Notes to Financial Statements

Note 1.                 Plan Description and Summary of Significant Accounting Policies (Continued)

Forfeited accounts:

At December 31, 2011 and 2010, the Plan had forfeiture balances of $2,317 and $2,175, respectively.  This account can be used to reduce future employer contributions.  No forfeitures were used during the year ended December 31, 2011.

Administrative expenses:

The Plan’s administrative expenses are paid by either the Plan or the Plan Sponsor as provided by the Plan document.  The Plan paid administrative expenses of $3,978 during the year ended December 31, 2011.

A summary of the Plan’s significant accounting policies follows:

Basis of accounting:

The accompanying financial statements are prepared under the accrual method of accounting.

Use of estimates:

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment valuation and income recognition:

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 2 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes the Plan’s gains and losses on investments bought, sold and held during the year.

Payment of benefits:

Benefits are recorded when paid.

Recent accounting pronouncements:

In May 2011, the FASB issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” This update changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This update is effective for reporting periods beginning on or after December 15, 2011, with early adoption prohibited, and requires prospective application. The Plan is currently evaluating the impact this update will have on the Plan’s net assets available for benefits or changes in net assets available for benefits.

American Public University System Retirement Plan
Notes to Financial Statements

Note 1.                 Plan Description and Summary of Significant Accounting Policies (Continued)

Income taxes:

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken any uncertain tax positions that more likely than not would not be sustained upon examination by a tax authority.  Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax-exempt status and had taken no uncertain tax positions that require adjustment to the financial statements.  Therefore, no provision or liability for income taxes has been included in the financial statements.  With few exceptions, the Plan is no longer subject to income tax examinations by U.S. federal, state or local tax authorities for five years before 2008.

American Public University System Retirement Plan
Notes to Financial Statements

Note 2.                 Investments

The following is a summary of the investment information as of December 31, 2011 and 2010.  Single investments representing more than 5% of the Plan's net assets are separately identified:

	2011		2010
Mutual Funds
FID Diversified International	$1,014,129	*	$902,960
FID Contrafund	1,272,561		975,046
FID Growth Company	1,348,225		1,140,591
FID Mid Cap Stock	1,123,104	*	1,003,667
FID Freedom 2020	1,184,114		915,072
FID Freedom 2030	1,186,079		832,552
FID Freedom 2040	1,106,397	*	864,312
Pimco Total Return Administrative	1,131,603		705,944
Fidelity Retirement Money Market	1,235,693		915,884
Other investments	11,902,264		8,834,197
	$22,504,169		$17,090,225

* Amount was less than 5% of Plan assets in the year indicated.

During 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $1,038,640 as follows:

Mutual funds	$(1,155,134)
APEI Common stock	116,494
$(1,038,640)

GAAP establishes a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1.      Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2.      Inputs to the valuation methodology include:

●	Quoted prices for similar assets or liabilities in active markets

●	Quoted prices for identical or similar assets or liabilities in inactive markets

●	Inputs other than quoted prices that are observable for the asset or liability

●	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

American Public University System Retirement Plan
Notes to Financial Statements

Note 2.                 Investments (Continued)

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3.                 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Common stock:  Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds:  Reported at fair value based on quoted market price of the fund which represents the net asset value of the shares held by the fund at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2011 and 2010.

	Investments at Fair Value as of December 31, 2011

	Level 1	Level 2	Level 3	Total
Mutual Funds:
Large Cap Funds	$5,055,405	$-	$-	$5,055,405
Mid Cap Funds	2,852,764	-	-	2,852,764
Small Cap Funds	837,482	-	-	837,482
Blended Funds	7,846,867	-	-	7,846,867
International Funds	1,596,715	-	-	1,596,715
Bond Funds	2,139,463	-	-	2,139,463
Money Market Funds	1,235,693	-	-	1,235,693
Sector Funds	148,795	-	-	148,795
APEI Common stock	790,985	-	-	790,985
Total Investments at Fair Value	$22,504,169	$-	$-	$22,504,169

American Public University System Retirement Plan
Notes to Financial Statements

Note 2.                 Investments (Continued)

	Investments at Fair Value as of December 31, 2010

	Level 1	Level 2	Level 3	Total
Mutual Funds:
Large Cap Funds	$4,150,808	$-	$-	$4,150,808
Mid Cap Funds	2,509,501	-	-	2,509,501
Small Cap Funds	573,856	-	-	573,856
Blended Funds	5,537,787	-	-	5,537,787
International Funds	1,365,890	-	-	1,365,890
Bond Funds	1,373,893	-	-	1,373,893
Money Market Funds	915,885	-	-	915,885
Sector Funds	139,630	-	-	139,630
APEI Common stock	522,975	-	-	522,975
Total Investments at Fair Value	$17,090,225	$-	$-	$17,090,225

The Plan’s mutual funds and common stock are publicly traded on the New York Stock Exchange and are considered Level 1 assets.

Note 3.                 Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Note 4.                 Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and terminate the Plan subject to the provisions of ERISA.

Note 5.                 Tax Status

The IRS has determined, and informed the Plan by a letter dated March 5, 2012, that the Plan is qualified and the trust established under the Plan is tax exempt, under the appropriate sections of the Internal Revenue Code.

American Public University System Retirement Plan
Notes to Financial Statements

Note 6.                 Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity.  Fidelity is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.  Administrative expenses paid by the Plan to Fidelity amounted to $3,978 for the year ended December 31, 2011.

The Plan allows participants to invest in common stock of APEI.  The Plan Sponsor, which is the Company, is the subsidiary of APEI and therefore, these transactions qualify as party-in-interest.  Participants are not required to make investments in employer securities.

Note 7.                 Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2011 and 2010:

	2011	2010
Net assets available for benefits per the financial statements	$22,544,965	$17,138,302
Contributions receivable	(40,796)	(48,077)
Net assets available for benefits per the Form 5500	$22,504,169	$17,090,225

The following is a reconciliation of changes in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2011:

Contributions per the financial statements	$6,773,113
Employer Contributions Receivable, 2011	(40,796)
Employer Contributions Receivable, 2010	48,077
Contributions per the Form 5500	$6,780,394

Note 8.                 Plan Amendments

In December 2009, the Plan was amended effective January 1, 2010, to limit the percentage of future contribution investment election selections into employer stock to 30%, to exclude from compensation the value of restricted stock or of a qualified or a non-qualified stock option granted to an employee, and to clarify that the amount of compensation used for purposes of determining the employer matching contribution is limited to compensation earned while the employee is eligible to participate in the Plan.

American Public University System Retirement Plan

Schedule Of Assets (Held At End Of Year)
Form 5500, Schedule H, Item 4i
December 31, 2011

Employer Identification Number: 01-0724370
Plan Number: 001

	(b)
(a)	Identity of Issuer, Borrower,	(c)	(d)	(e)
	Lessor, or Similar Party	Description	Cost **	Current Value

	Mutual funds:
*	Pimco	Pimco Total Return Administrative		$1,131,603
*	Vanguard	Vanguard International Growth		492,215
*	American	Selected American Shares Fund		620,359
*	Invesco Van Kampen	Invesco Van Kampen Growth and Income		88,381
*	Eaton Large	Eaton Large Cap Value A		65,413
*	Vanguard	Vanguard Short Term Investment Grade		213,276
*	MFS	MFS Value R3		341,781
*	Fidelity	FID Puritan		501,199
*	Fidelity	FID Contrafund		1,272,561
*	Fidelity	FID Growth Company		1,348,225
*	Fidelity	FID Intermediate Bond		575,780
*	Fidelity	FID Value		480,302
*	Fidelity	FID OTC Portfolio		293,890
*	Fidelity	FID Leveraged CO Stock		400,761
*	Fidelity	FID Real Estate Investment		148,795
*	Fidelity	FID International Discovery		90,370
*	Fidelity	FID Blue Chip Growth		766,999
*	Fidelity	Fidelity Low Price Stock		748,212
*	Fidelity	FID Diversified International		1,014,129
*	Fidelity	FID Mid Cap Stock		1,123,104
*	Fidelity	FID Freedon Income		153,028
*	Fidelity	FID Freedom 2000		106,011
*	Fidelity	FID Freedom 2010		386,003
*	Fidelity	FID Freedom 2020		1,184,114
*	Fidelity	FID Freedom 2030		1,186,079
*	Fidelity	FID Small Cap Discovery		571,800
*	Fidelity	Fidelity Spartan Total Market Index		257,797

American Public University System Retirement Plan

Schedule Of Assets (Held At End Of Year)
Form 5500, Schedule H, Item 4i
December 31, 2011

Employer Identification Number: 01-0724370
Plan Number: 001

	(b)
(a)	Identity of Issuer, Borrower,	(c)	(d)	(e)
	Lessor, or Similar Party	Description	Cost **	Current Value
*	Fidelity	Fidelity Spartan Extended Market Index		100,385
*	Fidelity	FID Freedom 2040		1,106,397
*	Fidelity	FID Total Bond		218,805
*	Fidelity	FID Freedom 2005		34,251
*	Fidelity	FID Freedom 2015		480,573
*	Fidelity	FID Freedom 2025		672,945
*	Fidelity	FID Freedom 2035		908,677
*	Fidelity	FID Small Cap Value		265,682
*	Fidelity	FID Freedom 2045		620,535
*	Fidelity	FID Freedom 2050		507,053
*	Fidelity	Fidelity Retirement Money Market		1,235,693

	Total Mutual Funds			21,713,183

*	American Public Education Inc.	American Public Education Inc. Common Stock	790,985
	Total Investments		$22,504,169

* Party-in-interest.
** Historical cost information is not required for participant-directed investments.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN PUBLIC UNIVERSITY SYSTEM RETIREMENT PLAN

Dated: June 28, 2012	By:	/s/ Harry T. Wilkins
	Name:	Harry T. Wilkins
	Title:	Executive Vice President and
Chief Financial Officer of American
Public Education, Inc.

EXHIBITS

Exhibit
Number	Description of Exhibit

23.1	Consent of McGladrey LLP, Independent Registered Public Accounting Firm